Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the authorization of 60,000 additional Class A common shares under the Amended and Restated CME Group Inc. Employee Stock Purchase Plan and the Post-Effective Amendment relating to the registration of the additional shares to be issued in connection with the CME Group Inc.’s 5:1 stock split under the NYMEX Holdings, Inc. 2006 Omnibus Long-Term Incentive Plan of our reports dated February 27, 2012, with respect to the consolidated financial statements and schedule of CME Group Inc., and the effectiveness of internal control over financial reporting of CME Group Inc., included in its Annual Report (Form 10-K), for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

July 18, 2012